Private Placement Insurance Products, LLC
Statement of Income
For the Year Ended December 31, 2017

Revenues		
Commissions	$	925,271
Total revenues		925,271
Expenses		
Employee compensation and benefits		139,665
Commission		470,933
Professional fees		19,513
Occupancy expense		34,003
Other operating expenses		107,676
Total expenses		771,790
Net income (loss) before income tax provision		153,481
Income tax provision		3,300
Net income (loss)	$	150,181

The accompanying notes are an integral part of these financial statements.